Exhibit 99.2
DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 13, 2007 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the 15 months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 26 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.
CHANGE OF YEAR END
In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. References to “2006”, “2005” and “2004” refer to the 15-month period ended December 31, 2006 and years ended September 30, 2005 and 2004, respectively.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in this MD&A. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison, formerly International Uranium Corporation, was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (the “OBCA”) involving two companies: International Uranium Corporation, incorporated on October 3, 1996 under the OBCA, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent on September 29, 1950. The amalgamated companies were continued under the name International Uranium Corporation (“IUC”).
On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”. See discussion under the heading BUSINESS COMBINATION.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML”.
Denison is a diversified, growth-oriented, intermediate uranium producer. With 7 active uranium mining projects in North America (5 in the U.S. and 2 in Canada), Denison expects estimated production of 5 million lbs. of uranium oxide in concentrates (“U3O8”) by 2010. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The Company’s share of the combined licensed annual milling capacity is expected to be 10.7 million lbs. in 2007. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division.
BUSINESS COMBINATION
Effective December 1, 2006, IUC completed the acquisition of DMI pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.
Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp.
DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The purchase price calculation for the Arrangement is summarized below (in thousands except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders, in thousands	87,991
Fair value per share of each IUC common share issued, in Cdn$	$5.74

Fair value of common shares issued by the Company, in Cdn$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company	11,744
Fair value of DMI stock options assumed by the Company	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

The fair value per share of each IUC common share represents the weighted-average closing price of the shares two days before, the day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.
Purchase Price Allocation
The preliminary allocation of the purchase price is based on management’s estimate of the fair values after giving effect to the Arrangement and is summarized below:

DMI
Fair Value
December 1,
(in thousands)	2006

Cash and cash equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment	395,752
Restricted investments	1,990
Goodwill and other intangibles	115,163

Total assets	609,202

Current liabilities	12,977
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities	9,553
Future income tax liability	93,152

Total liabilities	127,262

Net assets purchased	$481,940
The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.
DMI’s assets and liabilities were measured at their individual estimated fair values as of December 1, 2006, the effective date of the transaction. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments which are based on information available at the time these financial statements were prepared. The Company has engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The book value of the shareholders’ equity accounts has been eliminated. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.
The Uranium Industry
Commercial nuclear power generation began just over 40 years ago and now generates as much global electricity as was produced 40 years ago by all sources. The relatively low operating cost of nuclear power combined with the increased focus on climate change could result in increased electricity production from nuclear generators in various areas of the world.
There are 103 operating nuclear reactors in the United States and a total of 435 worldwide, operating in 30 countries representing a total world nuclear capacity of 368.9 gigawatts. A further 28 reactors with a capacity of 22.7 gigawatts are under construction in 12 countries and an additional 64 reactors (68.9 gigawatts) are planned. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements are the key component in the uranium market.
Uranium Supply and Demand
The world’s operating nuclear power reactors require about 173 million pounds of uranium per year. As nuclear power capacity increases, the uranium fuel requirement also increases. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapon grade material and reprocessing of spent fuel). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period 2002-2005, global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.1 million pounds in 2005, however, it dropped in 2006 to 104 million pounds as a result of production problems at several production centres. Canada and Australia currently account for over half the world’s production. The United States’ production only represented about 4% or 4.1 million pounds of uranium in 2006. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2005, seven companies accounted for over 78% of primary production while the six largest uranium mines produced over 58% of the aggregate global production.
Primary uranium production presently supplies only about 60% of the total annual requirements of nuclear power generators. The remaining supply is from secondary sources, which include inventories held by producers and utilities, government inventories, and uranium recycled from government stockpiles. The recycling of Highly Enriched Uranium (“HEU”) from Russia is a unique subset of secondary sources of supply. Surplus fissile military materials are converted from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the “Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. The Russian HEU agreement terminates in 2013 and Russia has stated that it will not be renewed. In April 1996, the USEC Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU (referred to as the “HEU Feed”) in the United States over the 20-year period under certain defined quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long-term supply agreements with various producers and other companies involved in the nuclear fuel cycle.
Based upon recent assessments of future secondary uranium supply, the scheduled uranium production forecast and forecasted nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of Western reactors. Based upon the most recent assessment of market trends published by the World Nuclear Association, “The Global Nuclear Fuel Market: Supply and Demand 2005-2030,” (September 2005), under Reference Case conditions (uranium requirements, secondary supply) uranium production to support Western reactors will need to expand from its 2004 level of 93.2 million pounds, up to 123.0 million pounds in 2010 and reach 161.4 million pounds by 2015. These estimates are subject to a number of assumptions about future events and the anticipated deficit could change if the assumptions are incorrect.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure a substantial part of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s or supplier’s uranium reserves, record of performance and cost competitiveness, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Prices under these contracts are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers. These other suppliers typically source their uranium from organizations holding excess inventory, including utilities, producers and governments.
The spot market is the market for uranium purchased for delivery within one year. Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but has jumped to about 35 million pounds over the last two years as utility inventories commence to be rebuilt and investors and hedge funds have entered the market as significant buyers. The remaining component of the supply is the term market where uranium is bought and sold under multi-year agreements between nuclear utilities and uranium producers/suppliers. By way of definition, the long-term uranium price reflects the initial base price under a newly-negotiated multi-year uranium agreement with deliveries commencing 12-24 months in the future and extending for 3-4 years thereafter.
Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, and then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. From this low in 1991, the spot price increased to $16.50 in June 1996. The primary reasons for this increase were trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries, and the reluctance of uranium producers and inventory holders to sell at low spot price levels. The drop in spot demand in the following four years along with Russian HEU Feed sold under the USEC Privatization Act largely contributed to a relatively steady drop in prices to $7.40 in September 2000.
Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but, due to moderate increases in demand and production problems at the McArthur River and Olympic Dam operations, prices rose to $12.25 by September 2003. Another major impact to the market occurred in early November 2003, as a result of Russia terminating a long term contract for the supply of HEU Feed with Globe Nuclear Services and Supply GNSS, Limited (“GNSS”).
The uranium spot price started 2004 at $14.50 per pound U3O8 and has increased steadily since that date reaching $72.00 by the end of 2006.
The long-term uranium price has undergone an even more pronounced increase over the past several years, rising from just under $11.00 per pound U3O8, at the end of 2002, to $75.00 per pound at the end of 2006.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles and the availability of increased or new production from other uranium producers.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2005, four companies, Cameco Corporation, the AREVA Group (“AREVA”), Rio Tinto and BHP Billiton produced approximately 55% of total world output. Most of the world production was from Canada and Australia which produced a combined 51% of global uranium output in 2005. Moreover, in 2005, Kazakhstan, Russia and Uzbekistan produced a combined 24% of worldwide uranium while supplying significant

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 28% of the world supply.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau district. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide (“flake”, “black flake”, “tech flake” or “V2O5”). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.
In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a byproduct of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the byproduct sales have helped to make the mines in this area profitable in the past. Low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby. However, increases in the price of both of these metals have given rise to renewed interest in these facilities.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00-$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through fiscal 2004. In fiscal 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to the range of $8.00 to $10.00 per pound V2O5 at the end of 2005 due to the ramp up of Chinese vanadium production and have continued to decline during 2006 to the $7.00 to $8.00 range
World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows, augmented by the demand created by new applications, such as the vanadium battery.
Marketing Uranium
Denison markets its entire share of production from McClean Lake and will market the future production from Midwest jointly with its joint venture partner, AREVA Resources Canada Inc. (“ARC”), through a joint marketing company, McClean Uranium Limited (“MUL”). Denison’s production from the White Mesa mill is marketed directly by Denison.
MUL is incorporated in Saskatchewan and is owned 30% by Denison and 70% by ARC. MUL sells uranium produced at the McClean mill to various nuclear utilities in various parts of the world.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These legacy contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile. However, when market prices are increasing rapidly, as has been the case over the last several years, prices received under the legacy contracts cannot match such increase. As a consequence, prices are being renegotiated based on market related pricing formulas, or the legacy contracts are being allowed to expire in accordance with their terms so that uranium can be sold on the spot market or at prices related to the spot price.
Agreements with AREVA provide for production to be allocated first to a market related contract with any surplus to be apportioned evenly over the lower-priced legacy contracts that aggregate 220,000 pounds of Denison’s share of production in 2006-2008. The remaining legacy contracts expire by the end of 2008. Delivery under legacy contracts is at the discretion of the customer so may vary markedly from quarter to quarter. Marketing efforts to sell production from the White Mesa mill will concentrate on term contracts, principally related to market prices proximate to the time of delivery while retaining a portion of production to take advantage of opportunities in the current tight supply-demand situation.
Marketing Vanadium
Vanadium has been largely producer-priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryans Notes. Historically, vanadium production from the White Mesa mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time.
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the fifteen months ended December 31, 2006 and for the years ended September 30, 2005 and 2004:

	3 Months ended	15 Months ended	Years Ended
	December 31,	December 31,	September 30,
(in thousands)	2006	2006	2005	2004

Results of Operations:
Total revenues	$8,322	$9,722	$131	$2,424
Net (loss)	(2,407)	(16,998)	(11,450)	(5,045)
Basic and diluted (loss) per share	(0.02)	(0.18)	(0.14)	(0.07)

Financial Position:
Working capital	$93,743	$93,743	$4,244	$15,467
Long-term investments	16,600	16,600	3,814	892
Property, plant and equipment	403,571	403,571	6,767	3,686
Total assets	659,348	659,348	34,214	36,902
Total long-term liabilities	$123,244	$123,244	$13,444	$17,748

RESULTS OF OPERATIONS
General
The results for 2006 include the results for DMI from December 1, 2006. The 2006 results are also for a 15-month period compared with a 12-month period in 2005 and 2004.
The Company recorded a net loss of $16,998,000 ($0.18 per share) for 2006 compared with a net loss of $11,450,000 ($0.14 per share) for 2005. The results for 2005 and 2004 have been restated to reflect the change in

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
accounting policy to expense exploration costs as discussed in Note 3 of the December 31, 2006 Financial Statements.
Revenues totaled $9,722,000 for 2006 compared with $131,000 for 2005. Expenses totaled $33,816,000 for 2006 compared with $16,948,000 for 2005. Net other income totaled $7,399,000 for 2006 compared with $5,757,000 for 2005.
Revenues
Uranium sales revenue for the period totaled $7,575,000 from the net sale of 109,400 lbs U3O8 of production from the McClean Lake joint venture at an average sales price of $55.76 per lb. and from the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $1,475,000.
Denison markets its uranium from the McClean Lake joint venture jointly with ARC. Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$12.50 to $25.50
Legacy Market Related	0	140	175	0	96% of Spot

Notes:

1.	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
Revenue from process milling fees totaled $1,457,000 compared to $50,000 in 2005 generated through a toll milling agreement. The Company completed the processing of approximately 500 tons of ore during 2006 and received a gross process milling fee of $1,374,000, less a consulting fee paid to a third party of $398,000 included in process milling expenditures.
During 2006, the Company continued to receive alternate feed materials at the White Mesa mill. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the Mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.
During 2006, the Company received alternate feed materials from a commercial metals producer. The Company receives a fee on receipt of these materials representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. The Company also received material from the Linde site, a Formerly Utilized Sites Remedial Action Program or FUSRAP site in the United States. A portion of the Linde fees, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. Also during 2006, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.
During 2006, the Company received 1,406 tons of alternate feed materials (2005: 2,599 tons). At December 31, 2006, approximately 47,331 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The White Mesa mill began processing its stockpile of high-grade alternate feed materials on March 21, 2005. Prior to that, the mill was on stand-by for a 21-month period. As of December 31, 2006, there were approximately 1,851 tons of these high-grade materials at the mill to be processed, containing approximately 221,000 pounds of uranium.
At December 31, 2006, the Company had produced approximately 277,000 pounds of uranium from these materials with a market value at December 31, 2006, of approximately $20,000,000.
Future sales of the Company’s uranium inventory and production will be under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time. The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the Mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.
Revenue from the environmental services division acquired in the DMI transaction was $221,000 for December 2006.
Revenue from the management contract with Uranium Participation Corporation acquired in the DMI transaction was $430,000 for December 2006.
Operating Expenses
Uranium Production
The McClean Lake joint venture produced 267,000 pounds of uranium during the month of December 2006. Denison’s 22.5% share of production totaled 60,000 pounds during the month. The 12-month production at McClean for 2006 totaled 1,794,000 pounds compared with 5,490,000 for 2005. The primary reasons for lower production for the 12 months in 2006 were lower grade ore feed, the absence of higher grade ore from the blind boring/jet boring operations, reduced throughput caused by variances in the arsenic concentration of the ore feed that resulted in elevated temperature in the leach circuit and a shortage of reagents due to road closure caused by forest fires.
Unit production costs increased significantly in the 12 months of 2006 compared to last year due to the lower volumes produced and variances in the composition of ore being fed to the mill. Unit production costs averaged about Cdn$24.00(1) per pound higher than average production costs in 2005. This increase is expected to be reduced as production volumes increase above the levels in 2006 and further reduced by about Cdn$2.00(1) per pound with the addition of a ferric sulphate plant, scheduled to go into service in 2007. .Fixed costs for the McClean operations approximate Cdn$40 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost. The increase in unit production costs is expected to be eliminated when the production rate returns to 5.5 million pounds per year.
The Midwest deposit is currently scheduled to commence production in late 2010 or early 2011 and production is planned to increase to a rate of about 9 million pounds per year. The processing of Cigar Lake ore, expected to ramp up to over 7 million pounds of mill output per year, was scheduled to commence at the McClean mill in early 2008 until the recent flooding of the Cigar Lake mine. The timing of commencement of production of Cigar Lake ore is unknown at this time. The expansion required to receive and process ore from Cigar Lake is expected to be complete in early 2007. The McClean joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore.
Production at the White Mesa mill from alternative feed milling was 280,000 pounds of uranium.

(1)	These are non-GAAP measures based upon the underlying accounts of DMI.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Alternate Feed Milling and Mill Stand-By Expenditures
Alternate feed expenditures at the mill were $3,973,000 for 2006 compared with $1,439,000 for 2005, an increase of $2,534,000 as a result of the mill startup and operation in March 2005. This increase includes the consulting fee of $398,000 paid by the Company as disclosed above under the heading “Revenues”. White Mesa mill stand-by expenditures were Nil for 2006 compared with $1,038,000 for the 2005, representing the pre-startup expenditures.
Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the White Mesa mill or to maintain it on stand-by.
Revision of Asset Retirement Obligation
Included in operating expenses in 2006 is a gain resulting from the re-estimation of the reclamation obligation regarding the White Mesa mill totaling $3,065,000 to reflect that the best estimate of timing of the reclamation expenditure is much further in the future. The adjustment has been recorded within the statement of operations as the reclamation asset has been fully written off.
Uranium Mining and Development
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Mining activity has commenced and mined ore will be stockpiled at the mill with the milling of the ore scheduled to commence early in 2008.
During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash payment of $1,000,000 and annual advance minimum royalty and rental payments of $60,000. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000 common shares of the Company, of which 147,000 common shares were issued in 2006 at a value of $907,000. Subsequent to year end a further 103,000 common shares were issued at a value of $950,000. The Tony M Mine adjoins the Company’s existing Bullfrog exploration property, which together are now referred to as the “Henry Mountains Complex”. During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.
Capitalized mineral property expenditures in the United States were $4,738,000 at December 31, 2006 compared with $2,462,000 at September 30, 2005 (September 30, 2004: Nil) primarily as a result of development expenditures incurred on the Colorado Plateau and permitting expenditures on the Henry Mountains Complex.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $420,000 for the period. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes will be reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for several years.
MINERAL PROPERTY EXPLORATION
In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
During 2006, the Company entered into the following arrangements relating to its exploration properties:

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
a)	The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn$25,000 in cash and is required to incur Cdn$1,500,000 in exploration expenditures on or before November 1, 2008 to earn its interest;
b)	The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athabasca Basin. These claims are subject to a 2% net smelter returns royalty;
c)	The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn$40,000 in cash and incur Cdn$450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn$1,000,000 on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and
d)	The Company acquired an option with Cameco Corporation to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn$2,800,000 over three years to earn an initial 49% interest and a further Cdn$3,000,000 over two years to earn an additional 26% interest.
As the result of the DMI transaction, the Company gained interests in a number of additional exploration properties. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures and as a participant in the Wheeler River, Wolly and Waterfound joint ventures. Denison’s share of exploration spending for the month of December 2006 totaled $213,000.
Expenditures on the Moore Lake Property were $2,931,000 for 2006 compared with $4,940,000 for 2005. Expenditures on the remaining Canadian properties totaled $8.178,000 in 2006 (2005: $2,068,000).
The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Mineral property expenditures on the Gurvan Saihan Joint Venture properties were $2,513,000 in 2006 compared with $949,000 in 2005. During 2006, the Company incurred $2,414,000 in exploration expenditures as a result of a major drilling program. The program results for certain properties were identified to warrant no further exploration work and the Company recorded a write-down of $186,000 relating to these properties.
The Company also conducts uranium exploration in Mongolia on its 100% owned exploration licenses. Mineral property expenditures for these licenses were $948,000 during 2006 compared with $221,000 during 2005. During 2006, the Company incurred $799,000 in exploration expenditures as a result of major drilling programs. The program results for some of the properties were identified to warrant no further exploration work and the Company recorded a write-down of $18,000 relating to these properties.
During 2005, the Company entered into an agreement with Erdene Gold Inc. (“Erdene”) to acquire a 65% interest in Erdene’s Mongolian uranium properties in consideration for expenditures of Cdn$6,000,000 over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn$1.00 per share. Mineral property expenditures on these properties were $736,000 during 2006 compared with $411,000 during 2005 as a result of drilling programs.
General and Administrative
General and administrative expenses were $11,379,000 for 2006 compared with $4,537,000 for 2005. The increase was primarily the result of the following:
a)	stock-based compensation expense of $5,370,000 for 2006 compared to $948,000 for 2005;

b)	an increase in consulting and other fees of $556,000 for 2006 relating to compliance with Section 404 of the Sarbanes-Oxley Act;

c)	an increase in other public company expenses of $606,000 due to additional compliance costs;

d)	inclusion of DMI effective December 1, 2006; and

e)	Inclusion of 2006 as a 15-month period.
General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other Income and Expenses
Other income and expenses totaled a net other income of $7,399,000 for 2006 compared with $5,757,000 for 2005.. The decrease was due primarily an increase in the dilution gain from Fortress Minerals Corp. and increases in gain on foreign exchange and net interest and other income offset by a one-time gain of $2,939,000 from the sale of short-term investments and minority interest of $917,000 relating to Fortress, both during the 2005.
Dilution gain was $7,167,000 for 2006 compared with $2,098,000 for 2005 while minority interest recovery was Nil for 2006 compared with $917,000 for 2005. Dilution gain represents the Company’s proportionate share of the increase in Fortress’ net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest’s proportionate share of Fortress’ loss for the period since acquisition. As an offset to these increases, the Company’s share in the net loss incurred by Fortress was $4,003,000 for 2006 compared to $1,493,000 for 2005 reflecting the application of the equity method to account for the Company’s investment in Fortress.
Net interest and other income were $2,614,000 for 2006 compared with $699,000 for 2005 due primarily to an increase of $1,790,000 in interest income and the recognition of $119,000 in other income relating to the termination of a joint venture agreement on a certain mineral property in Utah. Interest income increased significantly as a result of two private placements completed during 2006 providing the Company with net cash proceeds of $42,526,000. Gain on foreign exchange was $1,915,000 for 2006 compared with $560,000 for 2005. Foreign exchange gains are due to the effects of the overall strengthening of the Canadian dollar as compared to the U.S. dollar. As the Company’s cash and cash equivalents are held primarily in Canadian dollars, a continued strengthening of the Canadian dollar as compared to the U.S. dollar results in additional gains on foreign exchange being recognized upon translation to U.S. dollars for financial reporting purposes.
Investment in Fortress Minerals Corp.
On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. (“Fortress”), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the issued and outstanding common shares of Fortress at that time. The Company has since participated in three private placement financings and acquired a further 2,598,750 common shares of Fortress at a total cost of $1,743,000 (Cdn$2,038,000).
At December 31, 2006, the Company held 30,598,750 common shares of Fortress, representing 36.15% of its issued and outstanding common shares, with a market value of $28,619,047 (Cdn$33,352,638) based on the closing price as of that date. Since April 30, 2005, the Company has applied the equity method to account for its investment in Fortress.
Outlook for 2007
Mining and Production
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau Mining has commenced and production from the Sunday mine is expected to add about 100 tons of ore daily to the current daily U.S. production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by mid-2007. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for early 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the mill.
The Company will be evaluating the Rim and Van 4 mines on the Colorado Plateau district with the plan to commence mining operations in 2007.
At the Tony M mine within the Henry Mountains Complex, which is located in Utah, permitting is progressing well and it is expected that full operational permits will be received by the end of the first quarter, 2007. Rehabilitation of the mine will commence within the next few months under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in the third quarter of this year.
At the White Mesa mill, the Company has implemented a $15 million modernization program which will include modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A. The mill continues to process alternate feed material from several large contracts. Production at the White Mesa mill in 2006 was approximately 280,000 pounds of U3O8 and it is anticipated that production in 2007 will be about 400,000 pounds. By 2010,

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
production levels from U.S. operations are anticipated to reach greater than 3.0 million pounds U3O8 and 4.5 million pounds of vanadium. The Company intends to maximize the advantage of its ownership of one of only two operating mills in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region.
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding on schedule with a scheduled completion by the end of this year. U3O8 production at the McClean Lake mill is expected to be 2.2 million to 3.0 million pounds in 2007. The large variance in this estimate is a result of the uncertainty associated with the drilling of the bore holes for the jet boring mining at the McClean North deposit, the completion of mill modifications to increase the leaching capacity at the mill and the time required to obtain regulatory approvals to implement the mill modifications. Production levels at McClean should continue to increase and by 2011, with Midwest ore production and another mill expansion, production should be about 9 million pounds per year.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin.
Denison is participating in nine major drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, Huard-Kirsch and Crawford Lake joint ventures, and the 100% owned Johnston Lake project. JNR Resources Inc. will operate the 75% owned Moore Lake project until June, 2007 when Denison will take over. Near the McClean Mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects.
On Denison’s operated and non-operated projects, a total of approximately 48,000 metres of drilling is planned this winter, consisting of approximately 110 holes using 8 diamond drill rigs. This meterage represents a substantial increase over that of each of its two predecessor companies, and reinforces Denison’s commitment to exploration in the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 5,500 line kilometres of airborne geophysical surveys are currently being flown over three properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on eight properties, where over 382 line kilometres of Fixed Loop Time Domain EM surveys, 342 line kilometres of HLEM (Horizontal Loop Electromagnetics) and over 120 line kilometres of DC Resistivity surveys will be completed this winter. Over 1,000 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus will be on delineation drilling on the Mae zone, one of the most economically important discoveries in recent years. Denison will report on any significant results as they become available.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison’s exploration activities are ramping up after a 25-year hiatus. An estimated 90,000 feet (28,000 metres) of drilling is planned in 2007, with work initially concentrating near the Company’s permitted and producing mines in Utah and Colorado. 2007 spending in the U.S. is expected to total $1,150,000.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized in order to investigate these targets and prepare

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000.
Australia
Energy Metals Limited (“Energy Metals”) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on January 12, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2006	2006	2006	2006	2006
(in thousands)	Q5	Q4	Q3	Q2	Q1

Total revenues	$8,322	$1	$2	$666	$731
Net income (loss)	(2,407)	(6,368)	(2,886)	(2,474)	(2,863)
Basic and diluted earnings (loss) per share	(0.02)	(0.06)	(0.03)	(0.03)	(0.04)

	2005	2005	2005	2005
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$80	$47	$—	$4
Net income (loss)	(7,692)	(1,153)	(1,438)	(1,167)
Basic and diluted earnings (loss) per share	(0.09)	(0.01)	(0.02)	(0.01)

Refer to RESULTS OF OPERATIONS above for disclosure of the 2006 Period changes.
Variations in the results of operations for each of the quarters are primarily the result of changes in expense and other income/expense items. Results for 2006 Q5 include stock based compensation of $5,923,000 and equity and loss in Fortress of $3,609,000, offset by a dilution gain of $4,848,000. Results for 2006 Q3 include a gain on foreign exchange of $1,756,000. Results for 2006 Q2 include a dilution gain of $1,762,000 relating to the investment in Fortress.
Results for 2005 Q1 include a gain on foreign exchange of $543,000. Results for 2005 Q2 include stock-based compensation of $278,000 and write-down of mineral property of $543,000, offset by a gain on sale of short-term investments of $2,893,000 and minority interest of $793,000. Results for 2005 Q3 include stock-based compensation of $657,000 and equity in loss in Fortress of $122,000, offset by a dilution gain of $1,861,000. Results for 2005 Q4 include process milling expenditures of $1,432,000 and equity in loss in Fortress of $557,000.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $69,127,000 at December 31, 2006 compared with $6,111,000 at September 30, 2005. The increase of $63,016,000 was due primarily to net cash proceeds of $45,856,000 received from the issuance of common shares through private placements and exercise of warrants and stock options and acquisition of cash and cash equivalents, net of acquisition costs, from the DMI transaction of $60,219,000, offset primarily by purchases of plant and equipment of $11,253,000 and net cash used in operating activities of $27,494,000.
Net cash used in operating activities was $27,494,000 during 2006 compared with $12,192,000 during 2005. Net cash used in operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2006 include increases of $7,175,000 (2005: $1,065,000 decrease) in trade and other receivables and $4,414,000 (2005: $2,134,000) in inventories. The increase in trade and other receivables during 2006 is primarily the result of uranium sales in late December from the Company’s production from McClean Lake. The increase in inventories during 2006 consists primarily of process milling costs relating to the alternate feed material processing and the approximately 280,000 pounds of yellowcake produced to December 31, 2006.
Net cash provided by investing activities was $45,752,000 during 2006 compared with $281,000 during 2005. The increase was due primarily to cash and cash equivalents of $60,219,000 acquired in the DMI transaction offset in part by $11,253,000 in purchases of property, plant and equipment . During 2006, restricted investments increased by $1,056,000 (2005: $458,000).

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
During 2006, the Company completed two significant equity financings for total gross proceeds of $43,703,000 (Cdn$51,587,000). On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn$7.50 per share for gross proceeds of $38,011,000 (Cdn$45,000,000). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn$7.75 per share for gross proceeds of $5,692,128 (Cdn$6,587,500) which funds are restricted to eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $42,526,000. During 2006, the Company participated in private placements to purchase 1,866,000 common shares of Fortress for a total cost of $1,524,000 (Cdn$1,745,000).
In total, these sources and uses of cash resulted in a net cash inflow of $63,016,000 during 2006 compared with a net cash outflow of $5,934,000 during the 2005.
The Company’s existing cash and cash equivalents balance and its expected cash flow from its 2007 operations may not be sufficient to satisfy its anticipated working capital requirements, planned capital expenditure requirements and planned exploration programs for the next 12 months. While these expenditures are discretionary, additional funding through the issuance of common shares or flow-through common shares and debt will be pursued to fund future corporate opportunities. Flow-through common shares provide a mechanism whereby the tax benefits of certain Canadian exploration and development expenditures incurred or to be incurred by the Company are renounced or “flowed-through” to the subscribers.
EVENTS SUBSEQUENT TO YEAR-END
On January 9, 2007, Denison issued 9,010,700 common shares at a price of Cdn$11.75 per share for gross proceeds of Cdn$105,875,725.
On January 23, 2007, Denison lodged a bidder’s statement with the Australian Securities and Investment Commission in connection with Denison’s offer to acquire all of the issued and outstanding shares of OmegaCorp, a company listed on the Australian Stock Exchange. The cash offer of AU$1.10 per share was scheduled to close on February 28, 2007 but was extended to March 9, 2007 and was subsequently extended to March 21, 2007. Approximately 29% of the common shares of OmegaCorp were tendered by March 13, 2007.
On February 26, 2007, Denison announced that it had applied for a listing of its common shares on the American Stock Exchange. It is expected that the process will be completed by early April, 2007.
On February 27, 2007, Denison announced an agreement to acquire five uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5.5 million plus a 1% royalty.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC acquired in the DMI transaction. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
The Company is also a party to a temporary revolving credit facility agreement with UPC (not to exceed Cdn$15,000,000). The current credit facility terminates on May 10, 2007 and is fully secured by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn Cdn$11,000,000 under the facility.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC during 2006:

(in thousands)	2006 (1)

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$94
Commission fees on purchase and sale of uranium	336
Fees earned from UPC included in other income:
Loan interest under credit facility	57
Standby fee under credit facility	3

Total fees earned from UPC	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
At December 31, 2006, accounts receivable includes $156,000 due from UPC with respect to the fees indicated above and notes receivable includes $9,439,000 with respect to the loan drawdown under the temporary credit facility.
During 2006, the Company had the following additional related party transactions:
a)	incurred legal fees of $292,000 (2005: $77,000) with a law firm of which a partner is a director of the Company;

b)	incurred management and administrative service fees of $237,000 (2005: $169,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At December 31, 2006, an amount of $100,000 (September 30, 2005: $70,000) was due to this company;

c)	provided executive and administrative services to Fortress and charged an aggregate of $112,000 (2005: $21,000) for such services. At December 31, 2006, an amount of $31,000 (September 30, 2005: $29,000) was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At March 13, 2007, there were 188,005,528 common shares issued and outstanding, 6,052,074 stock options outstanding to purchase a total of 6,052,074 common shares and 3,322,000 warrants outstanding to purchase a total of 9,568,000 common shares, for a total of 203,625,000 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 excluded the operations of DMI, which was acquired by the Company effective December 1, 2006 in a business combination. DMI is a wholly-owned subsidiary of the Company whose total assets and total net sales represented approximately 91% of the book value of consolidated total assets and more than 85% of consolidated net sales, respectively, of the Company as of and for the fifteen month period ended December 31, 2006. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.
There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. Capitalized mineral property expenditures, these factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
The Company will be required to adopt the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);
b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact;
c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and
d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
CONTRACTUAL OBLIGATIONS
At December 31, 2006, the Company had a reclamation liability of $18,447,000, the timing of which will depend upon the Company’s business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa mill and U.S. mining operations at any time, the Company currently has no intention of placing the mill or U.S. mines into reclamation.
In addition, the Company’s contractual obligations at December 31, 2006 are as follows:

		Less Than			After
	Total	One Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$1,365,000	$249,000	$375,000	$239,000	$502,000

ENVIRONMENTAL RESPONSIBILITY
Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2006 are $18,447,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents as collateral against certain of these security items. At December 31, 2006 and September 30, 2005, the amount of these restricted investments collateralizing the Company’s reclamation obligations was $15,208,000 and $12,882,000, respectively.
Although the mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with UDEQ, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. The GWDP requires that the mill add over 40 additional monitoring parameters and fifteen additional monitoring wells. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
As mentioned in previous reports, the Company has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have yet to be determined and may be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short-term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Deregulation of the Electrical Utility Industry
Denison’s future prospects are tied directly to those of the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors. There can be no assurance that this trend will continue.
Replacement of Reserves and Resources
McClean Lake and Midwest reserves and resources are currently Denison’s principal source of uranium concentrates. Mining of uranium at Denison’s mines in Utah, Colorado and Arizona in the United States has commenced or is expected to commence this year, resulting in the production of uranium concentrates in 2008. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. The McClean Lake, Midwest, the Colorado Plateau and Arizona deposits are expected to be produced by 2015 and the Henry Mountains’ deposits produced by 2020. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison believes that the Midwest deposit will be put into production, there can be no assurance that it will be.
Due to the unique nature of uranium deposits, technical challenges exist involving groundwater, rock properties, radiation protection and ore-handling and transport.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements contain, as a liability, the present value of the Company’s current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the United States Department of Interior Bureau of Land Management (the “BLM”) implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
In Canada and the United States, environmental regulators are increasingly requiring financial assurances that the costs of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Decommissioning plans for these properties have been filed with regulators. These regulators have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of License Amendments and Renewals
The Company maintains regulatory licenses in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company’s to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses from time to time. While the Company has been successful in renewing its licenses on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Limited Operating History
The Company began its business in May 1997, following the acquisition of assets from the Energy Fuels group of companies. As a result, the Company has had a limited history of operations. There can be no assurance that the Company’s operations will be profitable.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the orebody; ground and mining conditions; expected recovery rates of the uranium from the ore; alternate mining methods including the test mining project underway at McClean and anticipated environmental and regulatory compliance costs.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations, and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former Soviet Union and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium (“HEU”) into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Mongolian Properties
The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia. Fortress, in which the Company holds a 36.15% equity interest as of December 31, 2006, is also undertaking a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to adversely affect the value or continued viability of the Company’s interest in these Mongolian assets.
OmegaCorp
As of the date hereof, the Company has an offer to acquire any or all of the outstanding common shares of OmegaCorp Limited and has acquired approximately a 29% interest. The offer expires on March 21, 2007. OmegaCorp is an Australian listed mineral exploration company with the Kariba uranium project in Zambia, Africa. There can be no assurance that the Company will realize on the anticipated benefits from the transaction.
Environmental Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse affect on Denison’s financial condition or results of operations.
Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars, however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and, in the future, of Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Dependence on Key Personnel
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the Ontario Business Corporations Act.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties, and may be unable to direct or control such activities.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing the such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this MD&A or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.